VIA EDGAR

March 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re: Churchill Capital Corp X

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 10, 2024

CIK No. 0002007825

Ladies and Gentleman:

Churchill Capital Corp X (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2024, relating to the Draft Registration Statement on Form S-1, submitted by the Company with the Commission on June 10, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment to the Draft Registration Statement on Form S-1 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amended Draft Registration Statement on Form S-1

Underwriting, page 198

1.

We note your revisions in response to prior comment 5; however, the value of the additional equity compensation being provided to the underwriter and its affiliate and hence the total underwriter compensation remains unclear. Please disclose clearly the value of such compensation or advise. Refer to Item 508(e) of Regulation S-K which requires disclosure of the amounts of any commissions to be paid by the company.

We respectfully inform the Staff that we have revised the indicated disclosure to clearly disclose the value of such compensation.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael Klein
Michael Klein, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP